[Letterhead of WLRK]
June 7, 2011
VIA EDGAR
Michele Anderson, Chief
Perry Hindin, Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
One Station Place
100 F Street, NE
Washington, DC 20549-3628

Re:	CKX, Inc.
Schedule 14D-9 filed on May 18, 2011, as amended through June 1, 2011
File No. 005-54765

Schedule 13E-3 filed on May 20, 2011, as amended through May 23, 2011
Filed by CKX, Inc., The Promenade Trust and Priscilla Presley
File No. 005-54765
Dear Ms. Anderson and Mr. Hindin:
     On behalf of our client, CKx, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in the Staff’s letter dated June 2, 2011 with respect to the filings referenced above. Proskauer Rose LLP, counsel to The Promenade Trust and Priscilla Presley, has provided information for the responses as such responses relate to The Promenade Trust and to Priscilla Presley. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response. All defined terms used here have the same meaning as in the Schedule 13E-3 or Schedule 14D-9, as applicable.
     References in this letter to page numbers and section headings refer to page numbers and section headings in the amendment to the Schedule 14D-9 filed by the Company on June 7, 2011 with the Commission (“Amendment No. 4”) and to the amendment to the Schedule 13E-3 filed by the Company, The Promenade Trust and Priscilla Presley on June 7, 2011, as noted in each response. We are also providing, for the Staff’s convenience, four copies of Amendment No. 4 marked to show the changes made since the original filing on May 18, 2011.

Michele Anderson
June 7, 2011

Schedule 13E-3
Item 7. Purposes, Alternatives, Reasons and Effects
1.	Provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A with respect to the Promenade Trust and Priscilla Presley. Please advise how such disclosure will be disseminated in accordance with Exchange Act Rule 13e-3(f).
     Response: In response to the Staff’s comment, the requested disclosure has been provided with respect to the Promenade Trust and Ms. Presley. The additional disclosure appears on pages 2-3 of the amendment, dated June 7, 2011, to the Schedule 13E-3.
     We supplementally advise the Staff that it is our belief that the information required by Instruction 3 to Item 1013 of Regulation M-A as it relates to the Promenade Trust and Ms. Presley is not material information. All material information required to be disclosed pursuant to Exchange Act Rule 13e-3(e)(1) has been previously disclosed and disseminated in accordance with Exchange Act Rule 13e-3(f), including that such information has been distributed at least 20 days prior to any purchase pursuant to Exchange Act Rule 13e-3(a)(3)(i)(A). We also respectfully submit that Exchange Act Rule 13e-3(e)(2) requires that if there is any “material change” in the information previously disclosed pursuant to Exchange Act Rule 13e-3(e)(1) to security holders, that “the issuer or the affiliate must disclose the change promptly to security holders as specified in paragraph (f)(1)(iii)” of Exchange Act Rule 13e-3. If the information required by Instruction 3 to Item 1013 of Regulation M-A as it relates to the Promenade Trust and Ms. Presley was considered by the Staff to be a “material change,” we have promptly disclosed the information as required by Exchange Act Rule 13e-3(e)(2) in a manner reasonably calculated to inform security holders and believe that no further action is required with respect to dissemination of the information.
Item 8. Fairness of the Transaction
2.	We note that the filing persons listed on the Schedule 13E-3 have incorporated by reference disclosure in the Schedule 14D-9 and the Offer to Purchase in response to Item 8 of Schedule 13E-3. Disclosure on page 28 of the Offer to Purchase indicates that the Board determined that the terms of the Offer and the other transaction contemplated by the Merger Agreement are fair and advisable to and in the best interests of “CKx and CKx’s Stockholders.” The Schedule 14D-9 provides similar disclosure, only indicating that the Offer and Merger are expected to result in several benefits to all Stockholders, including the unaffiliated Stockholders. Note that Item 1014(a) of Regulation M-A requires that CKx provide a fairness determination as to unaffiliated security holders. Please revise the Schedule 13E-3 to expressly disclose whether the Company reasonably believes that the going-private transaction is substantively and procedurally fair to unaffiliated security holders. Alternatively, the Company may incorporate such additional disclosure by reference to an amended Schedule 14D-9, or to the Offer to Purchase, to the extent Apollo Management and its affiliates revise the Offer to Purchase to provide such additional information.

Michele Anderson
June 6, 2011

     Response: In response to the Staff’s comment, the disclosure in “Item 4(a). Solicitation/Recommendation” and “Item 4(c). Reasons for the Recommendation” has been revised to clarify that the CKx Board has made a fairness determination as to CKx’s unaffiliated stockholders. The revised disclosure appears on pages 13, 24, 26 and 27 of Amendment No. 4.
3.	All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussions in the section of the Schedule 14D-9 entitled “Reasons for the Recommendation” and on pages 28 and 29 in the Offer to Purchase, both of which are incorporated by reference into the Schedule 13E-3 in response to Item 8(b), do not appear to address the factors described in clause (vi) of Instruction 2 to Item 1014 and Item 1014(c) and (e). If CKx, the Promenade Trust or Priscilla Presley did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (e) were not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.
     Response: In response to the Staff’s comment, the Company has made additional disclosure in “Item 4(a). Solicitation/Recommendation” and “Item 4(c). Reasons for the Recommendation.” The additional disclosure appears on pages 13, 26 and 27 of Amendment No. 4.
4.	We note disclosure on page 28 and 30 in the Offer to Purchase indicating that CKx adopted as its own the financial analyses of Gleacher & Company in the course of reaching its fairness conclusion and that the Trust and Priscilla Presley considered the Board’s receipt of Gleacher & Company’s fairness opinion in reaching their fairness conclusion. Please advise us in your response letter how each of the filing persons was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than the Excluded Persons, which is defined to only include the Sillerman Stockholders as opposed to all affiliates of CKx, including officers and directors of CKx.
     Response: The Company, The Promenade Trust and Ms. Presley supplementally advise the Staff that the CKx Board reached its conclusions regarding the fairness of the Offer and the Merger to CKx’s unaffiliated stockholders after considering all of the factors discussed in “Item 4(c). Reasons for the Recommendation,” and that the Board’s fairness conclusions were not based on any one factor or aspect of any particular factor in isolation. We would draw the Staff’s attention to the fact that, as disclosed on page 26 of Amendment No. 4, the CKx Board did consider the matters described in “Item 3(a). Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Directors and Executive Officers of CKx” in reaching its fairness determination. Accordingly, the fact that Gleacher & Company’s opinion referenced stockholders other than “Excluded Persons” rather than “unaffiliated stockholders” did not alter the CKx Board’s fairness determinations.

Michele Anderson
June 6, 2011

Item 9. Reports, Opinions, Appraisals and Negotiations
5.	We note the discussion of Gleacher & Company’s discounted cash flow analysis on page 33 of the Schedule 14D-9. Please describe the assumptions with respect to the future performance of CKx’s business underlying the “A Case” and the “B Case” projections prepared by CKx management. The revised disclosure should also explain the difference in assumptions that led to the two different sets of projections.
     Response: In response to the Staff’s comment, the information in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 has been revised to provide additional disclosure. The revised disclosure appears on page 34 of Amendment No. 4.
6.	In addition, despite the reference on page 33 to “two sets of projections” prepared by CKx’s management for the projection period between fiscal years 2011 and 2015, the disclosure on page 38 of the Schedule 14D-9 only appears to disclose one set of projections. Please advise. If management did prepare two sets of projections, please disclose.
     Response: In response to the Staff’s comment, the information in “Item 8(h). Projected Financial Information” of the Schedule 14D-9 has been revised to provide additional disclosure. The revised disclosure appears on pages 40-41 of Amendment No. 4.
7.	We note the disclosure on page 31 of the Schedule 14D-9 that Gleacher & Company performed a Comparable Companies Analysis. Please discuss in greater detail the methodology and criteria used in selecting companies that it determined to be “reasonably comparable to CKx in one or more respects.” Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.
     Response: In response to the Staff’s comment, the information in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 has been revised to provide the requested additional disclosure. The revised disclosure appears on page 34 of Amendment No. 4. Gleacher & Company supplementally advises the Staff that the criteria were consistently applied and that no company was deliberately excluded from the dataset.
8.	Disclosure on page 38 of the Schedule 14D-9 indicates that CKx provided certain financial forecasts prepared by senior management to Apollo Management, Parent and Merger Sub and also provided financial forecasts to the Board and Gleacher & Company in connection with their consideration of the Offer and Merger. Please

Michele Anderson
June 6, 2011

confirm whether such financial forecasts were the same. If not, please disclose all such forecasts.
     Response: In response to the Staff’s comment, the information in “Item 8(h) — Projected Financial Information” of the Schedule 14D-9 has been revised to clarify and to make additional disclosure. The revised disclosure appears on pages 40-41 of Amendment No. 4.
9.	Disclosure on page 39 of the Schedule 14D-9 indicates that the projections reflect numerous estimates and assumptions. Please describe the material assumptions and limitations underlying the projections described as well as any other projections provided in response to the preceding comment and comment 6. Your revised disclosure should also explain the difference in assumptions that led to the two different sets of projections themselves.
     Response: In response to the Staff’s comment, the information in “Item 8(h). Projected Financial Information” of the Schedule 14D-9 has been revised to include the requested disclosure. The revised disclosure appears on page 41 of Amendment No. 4.
10.	We note that the projections on page 38 include non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G or advise why you believe such disclosure is not required. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.
     Response: In response to the Staff’s comment, the information in “Item 8(h). Projected Financial Information” of the Schedule 14D-9 has been revised to include the requested disclosure. The revised disclosure appears on pages 41-42 of Amendment No. 4.
Schedule 14D-9
11.	We note that CKx has requested confidential treatment with respect to Exhibit (a)(2)(F) to Schedule 14D-9. Comments on the request will be sent under separate cover.
     Response: We have received the Staff’s comments with respect to the Company’s request for confidential treatment for portions of Exhibit (a)(2)(F) to Schedule 14D-9. In response to those comments, the Company has sent to the Staff, concurrently with the submission of this response letter, a revised confidential treatment request and has also re-filed Exhibit (a)(2)(F) with Amendment No. 4 to adequately mark the portions of the document for which confidential treatment is being requested.

Michele Anderson
June 6, 2011

*     *     *     *
     The Company, The Promenade Trust and Priscilla Presley have each authorized us to advise the Staff that it acknowledges that:
•	each of the Company, The Promenade Trust and Priscilla Presley is responsible for the adequacy and accuracy of its disclosure in the filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	each of the Company, The Promenade Trust and Priscilla Presley may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1314.
Sincerely,
/s/ David E. Shapiro
David E. Shapiro